September 9, 2024

John Friend
Chief Executive Officer
Kazia Therapeutics Limited
Three International Towers
Level 24, 300 Barangaroo Avenue
Sydney, NSW, 2000, Australia

       Re: Kazia Therapeutics Limited
           Registration Statement on Form F-3
           Filed September 5, 2024
           File No. 333-281937
Dear John Friend:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Finn Murphy